15046758

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC

SEC FILE NUMBER
8- 52109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EnergyNet.com, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 I-40 West, Suite 319
(No. and Street)

Amarillo	Texas	79106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim D. Black 806-351-2953
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson & Sheldon, P.C.
(Name – *if individual, state last, first, middle name*)

500 Taylor, Suite 200	Amarillo	Texas	79105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/4

OATH OR AFFIRMATION

I, Jim D. Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EnergyNet.com, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Jim D. Black, CFO/COO

Title

Notary Public

JANET K. CUBITT
MY COMMISSION EXPIRES
October 1, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NET.com
7201 I-40 West, Suite 319 / Amarillo, TX 79106 / phone 806-351-2953 / fax 806-351-2835

ENERGYNET.COM, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED
December 31, 2014

ENERGYNET.COM, INC.

TABLE OF CONTENTS

December 31, 2014

JOHNSON & SHELDON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
EnergyNet.com, Inc.
Amarillo, Texas

We have audited the accompanying statement of financial condition of **EnergyNet.com, Inc.** (the Company) as of December 31, 2014, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EnergyNet.com, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of EnergyNet.com, Inc.'s financial statements. The Supplemental Information is the responsibility of EnergyNet.com, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Johnson & Sheldon, P.C.

Johnson & Sheldon, P.C.

Amarillo, Texas

February 26, 2015

SUITE 200 • 500 TAYLOR
P.O. BOX 509
AMARILLO, TX 79105-0509

An Independently Owned Member
McGLADREY ALLIANCE | McGladrey

TELEPHONE 806 / 371-7661
FAX: 806 / 371-0529
TOLL FREE: 1-800-530-4804

FINANCIAL STATEMENTS

ENERGYNET.COM, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

		2014
Assets		
Assets:		
Cash	$	840,106
Commissions receivable		388,204
Total Assets	$	1,228,310
Liabilities:		
Accrued liabilities	$	292,421
Facility services fees payable - affiliate		414,683
Income taxes payable		79,171
Deferred tax liabilities		57,886
Total Liabilities		844,161
Commitments and Contingencies (Note 5)		
Stockholders' Equity (Note 3):		
Retained earnings		384,149
Total Stockholders' Equity		384,149
Total Liabilities and Stockholders' Equity	$	1,228,310

See accompanying notes and report of independent registered public accounting firm

ENERGYNET.COM, INC.

STATEMENT OF INCOME
Year Ended December 31, 2014

		2014
Revenues:		
Commissions	$	10,264,775
Other revenues		358,656
Interest income		10,023
Total Revenues		10,633,454
Expenses:		
General and administrative expenses		3,876,416
Depreciation		145,000
Facilities services fees - affiliate		1,935,000
Sales commission		1,598,396
Total Expenses		7,554,812
Income Before Provision for Income Taxes		3,078,642
Provision for State Income Taxes		45,780
Net Income	$	3,032,862

See accompanying notes and report of independent registered public accounting firm

ENERGYNET.COM, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2014

	Common Stock		Paid-in Capital in Excess of Par Value	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value			
Balance, January 1, 2014	22,535,706	$ 2,253	$ 826,164	$ 3,893,443	$ 4,721,860
Issuance of common stock pursuant to option exercises	43,700	4	10,921	-	10,925
Dividends	-	-	-	(1,500,000)	(1,500,000)
Net income	-	-	-	3,032,862	3,032,862
Transfer to ENCI Holding Company, September 1, 2014	(22,579,406)	(2,257)	(837,085)	(5,042,156)	(5,881,498)
Common Stock issued to ENCI Holding Company, September 1, 2014 (see Note 9)	1,000	-	-	-	-
Balance, December 31, 2014	1,000	$ -	$ -	$ 384,149	$ 384,149

See accompanying notes and report of independent registered public accounting firm

ENERGYNET.COM, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

		2014
Cash Flows from Operating Activities:		
Net Income	$	3,032,862
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		145,000
Decrease (increase) in operating assets:		
Restricted cash		1,991,701
Auction proceeds receivable		(533,354)
Commissions receivable		(388,204)
Prepaid expenses		42,524
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities		426,458
Facility services fees payable - affiliate		414,683
Income taxes payable		21,642
Auction proceeds payable		(1,458,347)
Net Cash Provided by Operating Activities		3,694,965
Cash Flows from Investing Activities:		
Purchases of software		(29,589)
Purchases of equipment		(20,838)
Change in short-term investments		(349,393)
Net Cash Used for Investing Activities		(399,820)
Cash Flows from Financing Activities		
Reorganization cash transferred to ENCI Holding Company (see Supplemental Schedule Page 7)		(4,473,750)
Proceeds from stock option exercises		10,925
Dividends paid		(1,500,000)
Net Cash Used for Financing Activities		(5,962,825)
Decrease in Cash and Cash Equivalents		(2,667,680)
Cash and Cash Equivalents, at Beginning of Year		3,507,786
Cash, at End of Year	$	840,106
Supplemental Disclosures		
Income taxes paid	$	24,038

See accompanying notes and report of independent registered public accounting firm

ENERGYNET.COM, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

(continued)

		2014
Supplemental Schedule for Cash Flows Activities - Business Reorganization as of September 1, 2014 (See Note 9)		
Assets Transferred		
Cash	$	4,473,750
Short-term investments		1,500,000
Restricted cash		4,807,156
Auction proceeds receivable		676,561
Prepaid expenses		12,783
Software		1,037,487
Computer equipment		830,359
Furniture and equipment		284,068
(Accumulated depreciation)		(1,881,185)
Total Assets Transferred		11,740,979
Liabilities Transferred		
Auction proceeds payable		5,483,717
Other liabilities		375,754
Total Liabilities Transferred		5,859,471
Stockholders' Equity Transferred		
Par value - common stock		2,257
Paid-in capital in excess of par value		837,085
Retained Earnings, excluding net income		2,393,453
Total Stockholders' Equity Transferred		3,232,795
Net Income Through Date of Reorganization	$	2,648,713

ENERGYNET.COM, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of EnergyNet.com, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Basis of Presentation
EnergyNet.com, Inc. is a Texas corporation. The Company is a broker registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is primarily engaged in facilitating the sales of operated and non-operated working interests, producing and nonproducing mineral interests, and royalty and overriding royalty interests in crude oil and natural gas properties between registered buyers and sellers through an Internet based live auction.

EnergyNet.com, Inc. reorganized its corporate structure effective September 1, 2014. As of September 1, 2014, EnergyNet.com, Inc. is a wholly-owned subsidiary of ENCI Holding Company. ENCI Holding Company also formed EnergyNet Services, Inc. which operates the online auction and performs all back office duties of the auction process. EnergyNet.com, Inc. has a Facilities Services Agreement with EnergyNet Services, Inc. to provide all business services except securities licensed broker employees.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, amounts due from banks, and all highly liquid investments with initial maturities of three months or less. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk related to cash. At December 31, 2014, the Company did not have any cash equivalents.

Revenue Recognition
The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site.

Short-term Investments
Short-term investments consist of certificates of deposit, typically having original maturities of 180 days. Related to its corporate reorganization on September 1, 2014, the Company transferred all short-term investments to ENCI Holding Company.

ENERGYNET.COM, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment

Equipment is stated at cost. Software costs represent the costs of developing the Company's Internet site and developing other Internet sites under contractual agreements. Expenditures that constitute upgrades or enhancements are capitalized. Computer equipment and furniture are depreciated using the double-declining balance method over five and seven years, respectively. Software is depreciated using the straight-line method over three years. Charges for repairs and maintenance that do not extend the useful lives of the related assets are expensed as incurred. As items are disposed, the related costs and accumulated depreciation are removed and any excess of cost over accumulated depreciation is recognized as a charge to earnings. Related to its corporate reorganization, on September 1, 2014, the Company transferred all equipment to ENCI Holding Company.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs included in general and administrative expenses amounted to approximately $148,000 for the year ended December 31, 2014.

Income Taxes

The Company is subject to U.S. Federal income taxes and income and margin taxes in the state of Texas. On January 1, 2010, the Company elected to be treated under Subchapter S of the Internal Revenue Code. Accordingly, effective January 1, 2010, the Company is no longer subject to U.S. Federal Income Tax. U.S. Federal Income Taxes are the responsibility of the Company's shareholders in direct proportion to their individual ownership percentages in the Company.

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using enacted tax rates in effect at year-end. A valuation allowance for deferred tax assets is recorded when the Company's management believes that it is more likely than not that the benefit from the deferred tax assets will not be realized.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Based on management's analysis, the Company did not have any material uncertain tax positions as of December 31, 2014. The Company files income tax returns in the U.S. federal jurisdiction and the state of Texas. There are currently no income tax examinations underway for these jurisdictions.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company's income tax returns are subject to examination by the relevant taxing authorities as follows: U.S. Federal income tax returns for the years 2011 and forward; Texas income and margin tax returns for tax years 2010 and forward.

Share-Based Compensation

The Company measures and records compensation expense for all share-based payment awards to employees and directors based on estimated fair values. Additionally, compensation costs for share-based awards are recognized over the requisite service period based on the grant-date fair value. Related to its corporate reorganization on September 1, 2014, the Company transferred all share-based awards to ENCI Holding Company.

Comprehensive Income

The Company had no elements of comprehensive income other than net income for the year ended December 31, 2014.

Subsequent Events

The Company has evaluated subsequent events through February 26, 2015, the date the financial statements were issued.

NOTE 2 - RESTRICTED CASH, AUCTION PROCEEDS RECEIVABLE AND PAYABLE

Prior to September 1, 2014 the Company collected auction proceeds from winning bidders on closed auctions. Such proceeds are generally due within two days of auction closing. The proceeds, net of the Company's commission and other fees, are generally due to the seller within ten days of auction closing. The cash collected from winning bidders is held in an escrow account until such funds are distributed to the owners.

Cash collected from winning bidders is reflected in the Company's statement of financial condition as restricted cash.

Auction proceeds receivable represent uncollateralized amounts receivable from winning bidders on closed auctions due under normal trade terms, generally requiring payment within two days from the invoice date. Uncollected auction proceeds receivable generally bear no interest. Auction proceeds receivable are stated at the amount billed to the customer plus any accrued and unpaid interest. Customer account balances with invoices dated over 30 days old are considered delinquent.

Management individually reviews all delinquent auction proceeds receivable balances and attempts to collect such balances. In the event that collection attempts fail, management writes off the receivable against the related proceeds payable. All auction proceeds receivable outstanding at December 31, 2014 were collected under normal terms.

NOTE 2 - RESTRICTED CASH, AUCTION PROCEEDS RECEIVABLE AND PAYABLE (continued)

Auction proceeds due to sellers, net of the Company's commission and other fees, are reflected on the Company's statement of financial condition as auction proceeds payable. Such amounts will fluctuate depending on the level of auction closing activity in the five- to ten-day period preceding the date of the statement of financial condition. (Effective September 1, 2014 EnergyNet Services, Inc., the company which operates the online auction, collects, escrows and distributes all auction proceeds.)

NOTE 3 - STOCKHOLDERS' EQUITY

The Company has the following elements of stockholders' equity at December 31, 2014:

Common Stock
Before September 1, 2014, 50,000,000 voting shares authorized, at $.0001 par value. 22,579,406 shares of common stock issued and outstanding as of August 31, 2014. As of September 1, 2014, 22,579,406 shares transferred to ENCI Holding Company.

After September 1, 2014, 1,000 voting shares authorized, at $.0001 par value, 100% owned by ENCI Holding Company.

Paid-In Capital in Excess of Par Value
Represents the proceeds received in excess of par value for common and preferred shares, net of costs associated with the issuance of the shares.

Dividends
During the year ended December 31, 2014, prior to the reorganization on September 1, 2014, the Company's Board of Directors declared and paid a cash dividend of $1,500,000.

NOTE 4 - INCOME TAXES

The Company's provision for state income taxes consisted solely of the Texas margin tax for the year ended December 31, 2014, reflecting the Company's election to be treated under Subchapter S of the Internal Revenue Code. Deferred income tax expense was inconsequential for the period.

The Company's net deferred tax assets and liabilities arose prior to its election to be treated under Subchapter S of the Internal Revenue Code, and consisted of the following components at December 31, 2014.

NOTE 4 - INCOME TAXES (continued)

Deferred tax assets:		
Expenses deductible in future periods	$	45,573
Deferred tax liabilities:		
Differences in equipment depreciation and capitalization methods		(84,149)
Other		(19,310)
Total deferred tax liabilities		(103,459)
Net deferred tax assets (liabilities)	$	(57,886)

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Lease Arrangements
Prior to September 1, 2014, the Company leased certain office space under non-cancelable operating lease arrangements with expiration dates through June 2016. The Company also maintained office space in other locations under month-to-month leasing arrangements. Rent expense related to these arrangements amounted to $135,026 through September 1, 2014. Related to its corporate reorganization on September 1, 2014, the Company transferred all lease arrangements to ENCI Holding Company.

Litigation
The Company may from time to time be involved in various claims, lawsuits, and disputes with third parties, actions involving allegations of discrimination, or breach of contract incidental to the operations of its business. The Company is not currently involved in any litigation which it believes could have a materially adverse effect on its financial conditions or results of operations.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $442,035, which was $389,616 in excess of its required net capital of $52,419. At December 31, 2014, aggregated indebtedness amounted to 177.88% of net capital.

The Company carries no customer-regulated commodities futures accounts; therefore the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable. The Company handled no customer securities or accounts during the year ended December 31, 2014. The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) for both computation of determination of the reserve requirements and information related to the possession or control requirements.

NOTE 6 - NET CAPITAL REQUIREMENTS (continued)

With its corporate reorganization on September 1, 2014, FINRA updated the Company's Membership Agreement to reflect a change in the Company's minimum net capital requirement from $100,000 to $5,000, and the Company's Membership Agreement was also amended to reflect the Company may engage only as a "Broker selling oil and gas interests".

NOTE 7 - STOCK OPTION PLAN

The Company's 2000 Equity Incentive Plan (the Plan) beginning on November 3, 2000, was transferred to ENCI Holding Company on September 1, 2014 related to its corporate reorganization. The Plan provided for grants of up to 3,750,000 options to employees, consultants, and directors at exercise prices greater than or equal to the market price at the date of grant. Grants were at the discretion of the Company's Board of Directors, and the options typically vested in equal portions over four years and expired ten years from the date of the grant.

The following table summarizes stock options outstanding at the beginning of the year, prior to the transfer of the Plan to ENCI Holding Company on September 1, 2014.

	Options	Weighted Average Exercise Price
Outstanding at January 1, 2014	720,850	$ 0.25
Exercisable (fully vested) at January 1, 2014	590,700	$ 0.25
Options exercised prior to August 31, 2014	43,700	$ 0.25
Options awarded prior to August 31, 2014	730,000	$ 0.35
Outstanding at August 31, 2014	1,407,150	$ 0.31
Exercisable (fully vested) at August 31, 2014	859,650	$ 0.26
Transferred outstanding options to ENCI Holding Company, September 1, 2014	1,407,150	$ 0.31
Transferred exercisable (fully vested) options to ENCI Holding Company, September 1, 2014	859,650	$ 0.26

NOTE 7 - STOCK OPTION PLAN (continued)

The Company received $10,925 from the exercise of options during the eight month period ended September 1, 2014, and the related intrinsic value was insignificant. The 2000 Equity Incentive Plan was a qualified plan under the Internal Revenue Code, and accordingly, the Company did not realize any tax deductions related to the exercise of stock options. Upon exercise, the Company issued the full amount of shares exercisable per the term of the options from new shares, with no plans to repurchase those shares in the future.

NOTE 8 - CONCENTRATION OF CREDIT RISK

During the year ended December 31, 2014, no single seller amounted to 10% or more of total commissions revenue.

Financial instruments that potentially subject the Company to concentrations of credit risk principally consist of cash and also receivables and payables with affiliate (see Note 9).

NOTE 9 – CORPORATE REORGANIZATION – SEPTEMBER 1, 2014

Effective September 1, 2014 EnergyNet.com, Inc. reorganized its corporate structure. EnergyNet.com, Inc. formed a subsidiary company, ENCI Holding Company and at the same time ENCI Holding Company created EnergyNet.com Merger Company. Immediately after the merger the corporate structure is ENCI Holding Company is now the parent company and EnergyNet.com Merger Company the subsidiary company. After the merger, EnergyNet.com Merger Company changed their name back to EnergyNet.com, Inc. Following the merger, ENCI Holding Company formed another subsidiary EnergyNet Services, Inc.

EnergyNet.com, Inc. entered into a Facilities Service Agreement (FSA) with EnergyNet Services, Inc. (affiliate) to operate online auction sales, negotiated sales, sealed bid sales, provide management services, occupancy, payroll and other normal business services. All of EnergyNet.com, Inc. employees are licensed with the SEC and FINRA. EnergyNet.com, Inc. receives a commission from auction sales, negotiated sales and sealed bid sales through EnergyNet Services, Inc. for the use of EnergyNet.com, Inc.'s broker license and licensed employees for these operations. All auction related activities between the seller and buyer during the auctions are handled by EnergyNet Services, Inc., including holding of the restricted cash, auction receivables, proceeds payable, and the settling of the auction between the seller and buyer. The FSA is automatically renewed annually and either party may terminate the agreement, for cause, with written consent to the other party and a reasonable opportunity to cure. From September 1, 2014 to December 31, 2014 EnergyNet.com, Inc. paid EnergyNet Services Inc. $1,935,000 in facility service fees to provide business services and online sales processes.

SUPPLEMENTAL INFORMATION

ENERGYNET.COM, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATION OF NET CAPITAL HEREIN WITH THE INITIAL CORRESPONDING UNAUDITED FILING

December 31, 2014

Computation of Net Capital:		
Total stockholders' equity	$	384,149
Deduct stockholders' equity not allowable for net capital		-
		384,149
Add:		
Deferred tax liabilities, net		57,886
Total capital and discretionary liabilities		442,035
Deduct:		
Nonallowable assets:		
Prepaid expenses		-
Equipment		-
Haircuts on securities:		
Money market accounts		-
Certificates of deposit		-
Total deductions		-
Net Capital	$	442,035
Computation of Aggregate Indebtedness:		
Items included in the statement of financial condition:		
Accrued liabilities	$	292,421
Facility services fees payable - affiliate		414,683
Income taxes payable		79,171
Total Aggregate Indebtedness	$	786,275
Percentage of Aggregate Indebtness to Net Capital		177.88%
Computation of Basis Net Capital Requirement		
Minimum dollar net capital requires at 6 2/3 percent	$	52,419
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above amounts)	$	52,419
Excess net capital	$	389,616
Reconciliation with Company's Computation		
Net capital, as reported in the Company's Part II (unaudited Focus report)	$	455,330
Adjustments to estimated amounts recorded subsequent to filing the Company's unaudited Focus report		-
Net audit adjustments		(13,295)
Net capital per above	$	442,035

ENERGYNET.COM, INC.

SCHEDULE II – OTHER REQUIRED INFORMATION

DECEMBER 31, 2014

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

The statement of changes in liabilities subordinated to claim of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3:

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) for both computation of determination of the reserve requirements and information related to the possession or control requirements.

Information Relating to the Possession or Control Requirements as Required by Rule 15c3-3:

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) for both computation of determination of the reserve requirements and information related to the possession or control requirements.

JOHNSON & SHELDON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
EnergyNet.com, Inc.
Amarillo, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* **EnergyNet.com, Inc**. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which EnergyNet.com, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and *(b)* EnergyNet.com, Inc. stated that EnergyNet.com, Inc. met the identified exemption provisions throughout the period from June 1, 2014 to December 31, 2014. With respect to that period, we did not identify any matters that would cause us to take exception to management's statements. EnergyNet.com, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EnergyNet.com, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Johnson & Sheldon, P.C.

Johnson & Sheldon, P.C.
Amarillo, Texas

February 26, 2015

SUITE 200 • 500 TAYLOR
P.O. BOX 509
AMARILLO, TX 79105-0509

TELEPHONE 806 / 371-7661
FAX: 806 / 371-0529
TOLL FREE: 1-800-530-4804

EnergyNet.com, Inc.'s Exemption Report

EnergyNet.com, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period June 1, 2014 to December 31, 2014, without exception.

EnergyNet.com, Inc.

I, Jim D. Black, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:______________________________

Jim D. Black
Chief Financial Officer
7201 I-40 West, Suite 319
Amarillo, TX 79106

February 26, 2015

JOHNSON & SHELDON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

SUITE 200 • 500 TAYLOR
P.O. BOX 509
AMARILLO, TX 79105-0509

An Independently Owned Member
McGLADREY ALLIANCE | McGladrey

TELEPHONE 806 / 371-7661
FAX: 806 / 371-0529
TOLL FREE: 1-800-530-4804

JOHNSON & SHELDON, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
EnergyNet.com, Inc.
Amarillo, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by **EnergyNet.com, Inc.** (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no amounts paid as reported on Form SIPC-7 and only overpayments applied of $1,389.00 on Line 2B., "Less payments made with SIPC-6 filed (exclude interest)".
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was originally computed, noting that the Company included overpayments applied of $1,390.00 on Line 2B., "Less payment made with SIPC-6 filed (exclude interest).

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Johnson & Sheldon, P.C.

Johnson & Sheldon, P.C.
Amarillo, Texas

February 26, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*********3043*********************MIXED AADC 220
052109 FINRA DEC
ENERGYNET. COM INC
7201 W INTERSTATE 40 STE 319
AMARILLO TX 79106-2634

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jim Black (806) 351-2953

2. A. General Assessment (item 2e from page 2)		$ -0-
B. Less payment made with SIPC-6 filed (exclude interest)		(1,389)
______ Date Paid		
C. Less prior overpayment applied		(-0-)
D. Assessment balance due or (overpayment)		-0-
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		-0-
F. Total assessment balance and interest due (or overpayment carried forward)		$ -0-
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ -0-	
H. Overpayment carried forward	$(1,389)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EnergyNet.Com, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of February, 20 15.

CFO/COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 10,633,453

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____

(2) Net loss from principal transactions in securities in trading accounts. ____

(3) Net loss from principal transactions in commodities in trading accounts. ____

(4) Interest and dividend expense deducted in determining item 2a. ____

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____

(7) Net loss from securities in investment accounts. ____

Total additions ____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ____

(2) Revenues from commodity transactions. ____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ____

(4) Reimbursements for postage in connection with proxy solicitation. ____

(5) Net gain from securities in investment accounts. ____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Auction of Oil and Natural Gas Properties 10,633,453

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____

Enter the greater of line (i) or (ii) ____

Total deductions (10,633,453)

2d. SIPC Net Operating Revenues $ — 0 —

2e. General Assessment @ .0025 $ — 0 —

(to page 1, line 2.A.)